September 13, 2016

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: William H. Dorton

Re:	FB Financial Corporation Registration Statement on Form S-1, as amended File No. 333-213210

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join FB Financial Corporation (the “Registrant”) in requesting the effectiveness of the Registrant’s above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on Thursday, September 15, 2016, at 3:00 P.M., Washington D.C. time, or as soon thereafter as practicable.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that 5,666 copies of the Preliminary Prospectus dated September 6, 2016, were furnished to prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as representatives of the several underwriters, have and will, and each underwriter has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of the page intentionally left blank]

Very truly yours,

J.P. MORGAN SECURITIES LLC UBS SECURITIES LLC KEEFE, BRUYETTE & WOODS, INC as Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Ricardo McKenzie
	Name:	Ricardo McKenzie
	Title:	Executive Director

UBS SECURITIES LLC

By:	/s/ Mitesh Hassamal
	Name:	Mitesh Hassamal
	Title:	Executive Director

By:	/s/ Christopher Sanger
	Name:	Christopher Sanger
	Title:	Executive Director

KEEFE, BRUYETTE & WOODS, INC

By:	/s/ Michael Garea
	Name:	Michael Garea
	Title:	Director

[Signature Page to Acceleration Request]